SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 3, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1442130	September 1, 2010
2.	HUG Regulatory Announcement	1441914	September 1, 2010
3.	HUG Regulatory Announcement	1441912	September 1, 2010
4.	HUG Regulatory Announcement	1441687	August 31, 2010
5.	HUG Regulatory Announcement	1441499	August 31, 2010


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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	17:40 01-Sep-2010
Number	HUG1442130

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

31.08.10

6. Date on which issuer notified:

01.09.10

7. Threshold(s) that is/are crossed or reached:

Below 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 62,983,419

Number of Voting Rights 44,933,336

Resulting situation after the triggering transaction

Number of shares 62,787,227

Number of voting rights Direct N/A

Number of voting rights Indirect 44,737,144

% of voting rightsDirect N/A

% of voting rightsIndirect 9.981%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 44,737,144

% of voting rights 9.981%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 40,773,978 9.097%
Schroder Investment Management North America Limited 3,963,166 0.884%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Taryn O'Donoghue

15. Contact telephone number: 020 7658 6000

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

HUG#1442130

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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	10:07 01-Sep-2010
Number	HUG1441914

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

GREG MCCLATCHY (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 24TH JUNE 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,429.122 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

90.0 PENCE

14. Date and place of transaction

31st August 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,609.54 SHARES (0.0169%)

16. Date issuer informed of transaction

31st August 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

1st September 2010

HUG#1441914

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	09:55 01-Sep-2010
Number	HUG1441912

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 3RD MAY 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,022.268 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

90.0 PENCE

14. Date and place of transaction

31st August 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

22,413.128 SHARES (0.005%)

16. Date issuer informed of transaction

31st August 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

1st September 2010

HUG#1441912

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	15:15 31-Aug-2010
Number	HUG1441687

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a) and (c)

3. Name of *person discharging managerial responsibilities/director*

DAVID DUTRO (DIRECTOR)

GREG MCCLATCHY (PDMR)

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

8 State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

27 AUGUST 2010

18. Period during which or date on which it can be exercised

27 AUGUST 2012 TO 26 NOVEMBER 2012

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

OPTIONS OVER ORDINARY SHARES OF 5 PENCE EACH GRANTED UNDER THE U.S. SHARESAVE PLAN 2008 AS FOLLOWS

DAVID DUTRO	32,351
GREG MCCLATCHY	20,219
DENNIS VALENTINO	10,109

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

76.71 pence

22. Total number of *shares* or debentures over which options held following notification

Prior to the above notification of grant of options, these individuals held executive and other savings-based options over shares as follows:

Director (1) or PDMR (2)	**Existing number of options held over Ordinary Shares of 5 pence each prior to this notification**

David Dutro (1)	1,644,918
Greg McClatchy (2)	1,331,977
Dennis Valentino (2)	783,652

The following LTIP awards made in 2008 are also held as follows:

Director (1) or PDMR (2)	**2008 LTIP awards: Number of options granted over Ordinary Shares of 5 pence each**
David Dutro (1)	25% share of the LTIP pool1
Greg McClatchy (2)	20% share of the LTIP pool1

1The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period ended 31 December 2010, after deduction of 31% (representing the cost of equity over the three year performance period). The actual number of options is equal to the post tax value of each participant's share of the LTIP pool.

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

31 AUGUST 2010

....

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	08:46 31-Aug-2010
Number	HUG1441499

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,209,127 ordinary shares of 5p each at 27 August 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448, 209,127) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1441499

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